August 7, 2024

Loo See Yuen
Director
Bradbury Strategic Investment Fund A
The Center, Unit 5106-7 51st Floor
99 Queen's Road Central
Central, Hong Kong

       Re: Bradbury Strategic Investment Fund A
           IGC Pharma, Inc.
           Schedule 13D Filed by Bradbury Strategic Investment Fund A Filed May 21, 2024
           File No. 005-81669
Dear Loo See Yuen:

       We have reviewed the above-captioned filing and have the following comments.

       Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or that an amendment is appropriate, please advise us why in a response letter.

        After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in your filing, unless otherwise indicated.

Schedule 13D Filed May 21, 2024
General

1.     We note the date of the event reported as requiring the filing of the
Schedule 13D was
       March 22, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the
       March 22, 2024 event date, the Schedule 13D submitted on May 21, 2024 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.
2. We note that the cover page of this Schedule 13D indicates that personal funds were used to make the purchase of equity securities that precipitated the filing of this Schedule 13D, whereas the disclosure offered in response to Item 3 of Schedule 13D indicates that
 August 7, 2024
Page 2

       working capital was used instead. If personal funds were used, please advise us, with a view toward revised disclosure, why a natural person was not identified as a beneficial owner on a cover page within this filing or a filing made independent of this one. Refer to
       Rule 13d-3(a) of Regulation 13D-G, which rule provision makes clear that a beneficial owner includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares voting or investment power over a class of equity security specified in Rule 13d-1(i)(1). To the extent that changes are made to reflect joint beneficial ownership over the securities for which beneficial ownership has been reported in this filing, please be advised that additional changes would need to be made to reflect that Bradbury Strategic Investment Fund A is not the sole beneficial owner of the Shares reflected in this Schedule 13D.
Item 2, page 3

3. Please amend this section to provide the information specified in Item 2 of Schedule 13D for each person specified in Instruction C within the "Special Instructions for Complying
       With Schedule 13D" at Rule 13d-101 of Regulation 13D-G.
Item 5, page 4

4.     We note the disclosure offered in response to Item 5 that the 75,365,061
Shares
       outstanding as of April 18, 2024 used to calculate the reported beneficial ownership percentage was based on the Issuer's Registration Statement on Form S-3 filed on April 4,
       2018. It does not appear that the Issuer filed a Registration Statement on Form S-3 on that date, but that you instead meant to refer to the Form S-3 filed on April 18, 2024. Please revise or advise.
Item 6, page 4

5.     We note the Share Purchase Agreements included as exhibits to this
Schedule 13D have
       simply been referenced in the disclosure offered in response to Item 6 of Schedule 13D.
       As required by Item 6, please revise this section to provide a description of these Share
       Purchase Agreements.
        We remind you that the filing person is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Shane Callaghan at 202-551-6977 or Nicholas Panos at
202-551-3266.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions